Exhibit 99.1

Caesarstone Reports Second Quarter 2018 Results

•	Quarterly Revenue of $149.2 million, Essentially Flat Compared to the Prior Year Quarter
•	Second Quarter Diluted EPS of $0.32; Adjusted Diluted EPS of $0.43
•	Reiterates Guidance for Full Year 2018 and Provides Update on Expected Currency Impact
•	Declared a Second Quarter Dividend of $0.15 Per Share
•	Recently Appointed CEO, Yuval Dagim, to Assume Position on August 12, 2018

MP MENASHE, Israel--(BUSINESS WIRE) -- Caesarstone Ltd. (NASDAQ:CSTE), a global leading developer and manufacturer of high quality engineered quartz surfaces, today reported financial results for its second quarter ended June 30, 2018.

Yair Averbuch, Interim Chief Executive Officer, commented, “Our second quarter results show considerable operational improvement compared to our performance in the first quarter of 2018, highlighted by a significant increase in gross margin. At the same time, we recognize the need to better capitalize on the strong market opportunity for quartz, mainly in North America, and to continue improving our operations. In the second half of 2018, we are taking steps to leverage our global platform, powerful brand, leading products and financial strength to generate stronger returns. While manufacturing challenges in Israel, raw material cost inflation and currency exchange rates are likely to remain headwinds, we are improving our manufacturing operations and our U.S. sales and distribution capabilities to position the company for additional improvement opportunities in 2019.”

Revenue in the second quarter of 2018 was $149.2 million, essentially flat compared to $148.9 million in the same period in the prior year. On a constant currency basis, second quarter 2018 revenue decreased by 1.5% year-over-year, with sales improvement in Canada, Europe and Rest of the World offsetting softer performance in the U.S. and Israel.

Gross margin in the second quarter was 32.4% compared to 34.9% in the same period in the prior year. The decrease in margin primarily reflects increased product complexity and other manufacturing challenges in Israel along with inventory and logistics inefficiencies and higher raw material costs. These factors were partly offset by a significant improvement in manufacturing performance at our U.S. manufacturing facility. On a sequential basis, gross margin increased from the first quarter of 2018, mainly due to higher sales volumes and higher average selling prices, improvements in our manufacturing in Israel and the U.S., and reduced inefficiencies related to inventory and logistics.

Operating expenses in the second quarter were $35.1 million, or 23.5% of revenue, compared to $32.6 million, or 21.9% of revenue, in the same quarter last year. Excluding legal settlements and loss contingencies, operating expenses increased to 21.7% of revenue, compared to 20.9% in the prior year second quarter mainly due to higher marketing and sales expenses in addition to non-recurring expenses of approximately $1.2 million, mainly related to the relocation of the Company’s U.S. headquarter.

Operating income in the second quarter was $13.3 million, a margin of 8.9%, compared to $19.3 million, a margin of 13.0%, in the second quarter of 2017.

Adjusted EBITDA, which excludes expenses for share-based compensation, legal settlements and loss contingencies and for non-recurring items, was $24.6 million in the second quarter of 2018, representing a margin of 16.5%. This compares to adjusted EBITDA of $29.6 million in the prior year’s second quarter, representing a margin of 19.9%. This year-over-year margin comparison primarily reflects the lower gross margin described above.

Finance expenses in the second quarter were $0.5 million compared to $1.4 million during the same period in the prior year. The change primarily reflects the favorable impact of currency fluctuations on certain financial instruments.

The Company reported net income attributable to controlling interest for the second quarter of 2018 of $11.0 million compared to income of $14.5 million in the same quarter in the prior year. Diluted net income per share for the second quarter was $0.32 compared to $0.42 in the prior year's second quarter.  Adjusted diluted net income per share for the second quarter was $0.43 on 34.4 million shares compared to $0.49 on 34.6 million shares in prior year second quarter.

The Company's balance sheet as of June 30, 2018 remained strong, including cash, cash equivalents and short-term bank deposits of $104.6 million.

Dividend

In accordance with the Company's dividend policy initiated in February 2018, the Company declared a dividend of $0.15 per share to be paid on September 12, 2018 to shareholders of record as of August 22, 2018. The dividend payment is subject to withholding tax of 20%.

Guidance

The Company reiterates its full year 2018 adjusted EBITDA outlook, which is expected to be in the range of $74 million to $82 million. Given current currency exchange rates, the Company expects an adverse currency exchange impact of approximately $10 million for the year and therefore now anticipates 2018 revenue to be at the low end to mid-point of the previously announced range of $590 million to $610 million.

Conference Call Details

The company will host a conference call today at 8:30 a.m. ET to discuss the results, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.caesarstone.com. To access the call, dial toll-free 1-877-407-4018 or +1-201-689-8471 (international). The toll-free Israeli number is 1 80 940 6247. Upon dialing in, please request to join the Caesarstone Second Quarter Earnings Call.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter pass code 13681791. The replay will be available beginning at 11:30 a.m. ET on Wednesday, August 8, 2018 and will last through 11:59 p.m. ET on Wednesday, August 15, 2018.

About Caesarstone

Caesarstone designs, develops and manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone's inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's four collections of products — Classico, Supernatural, Metropolitan and Concetto — are available in over 50 countries around the world. For more information about the Company, please visit our website www.caesarstone.com. (CSTE-E)

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. A reconciliation of GAAP net income attributable to controlling interest to adjusted net income attributable to controlling interest and net income to Adjusted EBITDA are provided in the schedules within this release. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its manufacturing facilities. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices, particularly polymer resins and pigments; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; the outcome of silicosis claims and other claims; unpredictability of seasonal fluctuations in revenues; delays in manufacturing and other factors discussed under the heading "Risk Factors" in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact
Rodny Nacier
Managing Director
ICR, Inc.
+1 (646) 277-1237
rodny.nacier@icrinc.com

Caesarstone Ltd. and its subsidiaries Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	June 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents and short-term bank deposits	$104,641	$138,707
Trade receivables, net	80,161	73,267
Other accounts receivable and prepaid expenses	41,230	33,053
Inventories	153,780	132,940

Total current assets	379,812	377,967

LONG-TERM ASSETS:

Severance pay fund	3,773	3,887
Other long-term receivables	4,790	8,502
Deferred tax assets, net	7,409	3,965
Long-term deposits and prepaid expenses	2,710	2,743
Property, plant and equipment, net	211,160	216,653
Other intangibles assets	1,092	2,241
Goodwill	36,057	37,029

Total long-term assets	266,991	275,020

Total assets	$646,803	$652,987

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$9,021	$4,191
Trade payables	59,610	64,021
Related party and other loan	3,103	3,463
Short term legal settlements and loss contingencies	13,776	25,782
Accrued expenses and other liabilities	36,676	30,000

Total current liabilities	122,186	127,457

LONG-TERM LIABILITIES:

Long-term loan and financing leaseback from a related party	7,602	8,336
Legal settlements and loss contingencies long-term	24,892	23,454
Accrued severance pay	4,847	5,556
Long-term warranty provision	1,203	1,151
Deferred tax liabilities, net	-	657

Total long-term liabilities	38,544	39,154

REDEEMABLE NON-CONTROLLING INTEREST	14,959	16,481

EQUITY:

Ordinary shares	371	371
Treasury shares - at cost	(39,430)	(39,430)
Additional paid-in capital	152,293	151,880
Accumulated other comprehensive (loss) income	(1,184)	683
Retained earnings	359,064	356,391

Total equity	471,114	469,895

Total liabilities and equity	$646,803	$652,987

Caesarstone Ltd. and its subsidiaries Condensed consolidated statements of income

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands (except per share data)	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	$149,243	$148,914	$285,301	$285,325
Cost of revenues	100,914	96,993	202,728	184,163

Gross profit	48,329	51,921	82,573	101,162

Operating expenses:
Research and development	885	866	1,641	1,814
Marketing and selling	20,249	19,615	38,609	40,774
General and administrative	11,244	10,706	22,448	22,032
Legal settlements and loss contingencies, net	2,676	1,420	5,173	2,091

Total operating expenses	35,054	32,607	67,871	66,711

Operating income	13,275	19,314	14,702	34,451
Finance expenses (income), net	531	1,391	(9)	2,915

Income before taxes on income	12,744	17,923	14,711	31,536
Taxes on income	1,703	3,051	2,214	5,399

Net income	$11,041	$14,872	$12,497	$26,137

Net Income (loss) attributable to non-controlling interest	(31)	(324)	6	(493)
Net income attributable to controlling interest	$11,010	$14,548	$12,503	$25,644
Basic net income per ordinary share (*)	$0.32	$0.42	$0.37	$0.73
Diluted net income per ordinary share (*)	$0.32	$0.42	$0.37	$0.73
Weighted average number of ordinary shares used in computing basic income per ordinary share	34,360,872	34,337,060	34,352,449	34,329,403
Weighted average number of ordinary shares used in computing diluted income per ordinary share	34,379,948	34,412,160	34,387,420	34,390,118

(*) The numerator for the calculation of net income per share for the three and six months ended June 30, 2018 and 2017 has been increased by approximately $0.1 million and $0.1 million and reduced by approximately $0.3 million and $0.5 million, respectively, to reflect the adjustment to redemption value associated with the redeemable non-controlling interest.

Caesarstone Ltd. and its subsidiaries Selected Condensed consolidated statements of cash flows

	Six months ended June 30,
U.S. dollars in thousands	2018	2017
	(Unaudited)	(Unaudited)
Cash flows from operating activities:

Net income	$12,497	$26,137
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,382	14,941
Share-based compensation expense	392	2,521
Accrued severance pay, net	(583)	509
Changes in deferred tax, net	(3,868)	(1,134)
Capital loss	75	-
Legal settlemnets and loss contingencies, net	5,173	2,091
Increase in trade receivables	(7,382)	(9,106)
Increase in other accounts receivable and prepaid expenses	(5,970)	(4,229)
Increase in inventories	(23,280)	(16,331)
Increase (decrease) in trade payables	(3,744)	14,982
Increase in warranty provision	154	102
Increase (decrease) in accrued expenses and other liabilities including related party	(8,155)	3,175

Net cash provided by (used in) operating activities	(20,309)	33,658

Cash flows from investing activities:

Purchase of property, plant and equipment	(7,831)	(11,352)
Proceeds from sale of property, plant and equipment	2	-
Decrease (increase) in long term deposits	(53)	(1)

Net cash used in investing activities (*)	(7,882)	(11,353)

Cash flows from financing activities:

Dividend paid	(9,960)	-
Dividend paid by subsidiary to non-controlling interest	(559)	-
Changes in short-term bank credit and loans, net	5,369	1,059
Repayment of a financing leaseback related to Bar-Lev transaction	(587)	(579)

Net cash provided by (used in) financing activities	(5,737)	480

Effect of exchange rate differences on cash and cash equivalents	(139)	344

Increase (decrease) in cash and cash equivalents and short-term bank deposits	(34,066)	23,129
Cash and cash equivalents and short-term bank deposits at beginning of the period	138,707	106,270

Cash and cash equivalents and short-term bank deposits at end of the period	$104,641	$129,399

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	186	(743)

(*) Cash used in investing activities does not include changes in bank deposits as such balance is included in the “cash and cash equivalents and short term bank deposits” line at the beginning and end of the period.

Caesarstone Ltd. and its subsidiaries

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2018	2017	2018	2017
	(Unaudited)		(Unaudited)
Reconciliation of Net Income to Adjusted EBITDA:
Net income	$11,041	$14,872	$12,497	$26,137
Finance expenses (income), net	531	1,391	(9)	2,915
Taxes on income	1,703	3,051	2,214	5,399
Depreciation and amortization	7,132	7,512	14,382	14,941
Legal settlements and loss contingencies, net (a)	2,676	1,420	5,173	2,091
Share-based compensation expense (b)	362	1,367	392	2,521
Provision for employees fringe benefits (c)	-	-	-	(114)
Non-recurring items (d)	1,157	-	1,157	-
Adjusted EBITDA (Non-GAAP)	$24,602	$29,613	$35,806	$53,890

(a)	Consists of legal settlements expenses and loss contingencies, net, related to product liability claims and other adjustments to on-going legal claims.

(b)
Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company. In addition, includes expenses for phantom awards granted and related payroll expenses as a result of exercises.

(c)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israeli Tax Authority and with the National Insurance Intitute of Israel.

(d)	Relates mainly to a relocation expenses of Caesarstone USA headquarters (Company's subsidiary).

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands (except per share data)	2018	2017	2018	2017
	(Unaudited)		(Unaudited)
Reconciliation of net income attributable to controlling interest to adjusted net income attributable to controlling interest:
Net income attributable to controlling interest	$11,010	$14,548	$12,503	$25,644
Legal settlements and loss contingencies, net (a)	2,676	1,420	5,173	2,091
Share-based compensation expense (b)	362	1,367	392	2,521
Provision for employees fringe benefits (c)	-	-	-	(114)
Non-recurring items (d)	1,157	-	1,157	-
Total adjustments	4,195	2,787	6,722	4,498
Less tax on non-tax adjustments (e)	355	475	1,012	770
Total adjustments after tax	3,840	2,312	5,710	3,728

Adjusted net income attributable to controlling interest (Non-GAAP)	$14,850	$16,860	$18,213	$29,372
Adjusted diluted EPS (f)	$0.43	$0.49	$0.53	$0.85

(a)	Consists of legal settlements expenses and loss contingencies, net, related to product liability claims and other adjustments to on-going legal claims.

(b)
Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company. In addition, includes expenses for phantom awards granted and the related payroll expenses as a result of exercises.

(c)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israeli Tax Authority and with the National Insurance Intitute of Israel.

(d)	Relates mainly to a relocation expenses of Caesarstone USA headquarters (Company's subsidiary).

(e)	Tax adjustments for the three and six months ended June 30, 2018 and 2017 were based on the effective tax rates for these periods, respectively.

(f)	In calculating adjusted diluted (Non-GAAP) EPS, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2018	2017	2018	2017
	(Unaudited)		(Unaudited)

USA	$60,358	$64,828	$117,108	$122,852
Australia (incl. New Zealand)	34,731	34,265	63,635	63,786
Canada	27,349	25,289	50,704	47,593
Israel	9,125	10,845	20,916	22,545
Europe	9,133	6,967	16,565	13,344
Rest of World	8,547	6,720	16,373	15,205
	$149,243	$148,914	$285,301	$285,325